SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gaming and Leisure Properties Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467J108

(CUSIP Number)

David N. Brooks

Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, NY 10105

(212) 798-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Adam M. Turteltaub, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

December 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467J108	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,803,017*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,803,017*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,017*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	8,781,822 shares of Common Stock deemed beneficially owned solely in its capacity as the investment advisor of the Fortress V Sister Funds (as defined below).
**	All percentages of Common Stock (as defined below) outstanding contained herein are based on 89,020,704 shares of Common Stock outstanding.

CUSIP No. 36467J108	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Fortress Fund V GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,517,544*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,517,544*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,517,544*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the general partner of the Fund V ADE Sister Funds (as defined below).

CUSIP No. 36467J108	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Fortress Fund V GP Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,517,544*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,517,544*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,517,544*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as general partner of Fortress Fund V GP L.P.

CUSIP No. 36467J108	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,803,017*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,803,017*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,017*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the holder of all the issued and outstanding interests of each of FIG LLC and Fortress Fund V GP Holdings Ltd.

CUSIP No. 36467J108	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,803,017*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,803,017*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,017*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No. 36467J108	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,803,017*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,803,017*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,017*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the holder of all of the issued and outstanding interests of each of FIG Corp. and FIG Asset Co. LLC.

CUSIP No. 36467J108	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,803,017*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,803,017*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,803,017*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Solely by virtue of Mr. Eden’s indirect interest in FIG LLC.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 12, 2013 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gaming and Leisure Properties Inc., a Pennsylvania corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 1 is being filed to update the beneficial ownership information in the Schedule 13D following an internal restructuring resulting in the transfer of the direct ownership of the shares of Common Stock reported herein (the “Restructuring”). Pursuant to the Restructuring, (i) each of the Fortress V Funds formed a sister fund, which are referred to collectively and defined below as the “Fortress V Sister Funds,” (ii) on December 20, 2013, FIF V PFD LLC, a Delaware limited liability company (“FIF V”), and FIG PNG Holdings LLC, a Delaware limited liability company (“FIG PNG”), distributed all of the shares of Common Stock held thereby to the Fortress V Funds, and (iii) on December 23, 2013, the Fortress V Funds and the Fortress V Sister Funds entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which each Fortress V Fund contributed to its corresponding Fortress V Sister Fund such shares of Common Stock in exchange for limited partnership interests in such Fortress V Fund’s corresponding Fortress V Sister Fund. The foregoing description of the Contribution Agreement is qualified in its entirety by the terms of the Contribution Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

i.	FIG LLC, a Delaware limited liability company (“FIG”), directly holds shares of Common Stock of the Issuer, and is the investment manager of: Fortress Investment Fund V (GLPI SisterCo A) LP, a Delaware limited partnership, Fortress Investment Fund V (GLPI SisterCo D) LP, a Delaware limited partnership, Fortress Investment Fund V (GLPI SisterCo E) LP, a Delaware limited partnership, Fortress Investment Fund V (Coinvestment GLPI SisterCo A) LP, a Delaware limited partnership, Fortress Investment Fund V (Coinvestment GLPI SisterCo D) LP, a Delaware limited partnership (collectively, the “Fund V ADE Sister Funds”), Fortress Investment Fund V (GLPI SisterCo B) LP, a Delaware limited partnership, Fortress Investment Fund V (GLPI SisterCo C) LP, a Delaware limited partnership, Fortress Investment Fund V (GLPI SisterCo F) LP, a Delaware limited partnership, Fortress Investment Fund V (Coinvestment GLPI SisterCo B) LP, a Delaware limited partnership, Fortress Investment Fund V (Coinvestment GLPI SisterCo C) LP, a Delaware limited partnership, and Fortress Investment Fund V (Coinvestment GLPI SisterCo F) LP, a Delaware limited partnership (collectively, the “Fund V BCF Sister Funds” and together with the Fund V ADE Sister Funds, the “Fortress V Sister Funds”), which each directly hold shares of Common Stock of the Issuer.

ii.	Fortress Fund V GP L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“V GP”), is the general partner of the Fund V ADE Sister Funds.

iii.	Fortress Fund V GP Holding Ltd., an exempted company organized under the laws of the Cayman Islands (“Holdings V”), is the general partner of V GP.

iv.	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the holder of all of the issued and outstanding interests of each of FIG and Holdings V.

v.	FIG Corp., a Delaware corporation, is the general partner of FOE I.

vi.	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the holder of all of the issued and outstanding interests in FIG Corp. and FIG Asset Co. LLC, a Delaware limited liability company (“FIGA”). FIGA is the general partner of Principal Holdings I LP, a Delaware limited partnership (“PH I”). PH I is the holder of all the issued and outstanding interests of Fortress Fund V GP (BCF) Holding Ltd., an exempted company organized under the laws of the Cayman Islands (“Holdings (BCF) V”). Holdings (BCF) V is the general partner of Fortress Fund V GP (BCF) LP, an exempted limited partnership organized under the laws of the Cayman Islands (“V (BCF) GP”). V (BCF) GP is the general partner of the Fund V BCF Sister Funds.

vii.	Wesley R. Edens holds an indirect interest in FIG.

The foregoing persons, other than Mr. Edens, are collectively referred to as the “Fortress Reporting Persons”, and together with Mr. Edens are referred to as the “Reporting Persons”.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

(c) The principal business of each of the Fortress Reporting Persons is making securities, real estate and other asset-based investments. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Fortress Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons and Mr. Edens, and is incorporated herein by reference.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons and Mr. Edens is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to include the following:

The second paragraph under the heading “Explanatory Note” of this Amendment No. 1 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

The Restructuring and the transfer of shares of Common Stock pursuant thereto was consummated for internal structuring purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Each of V GP and Holdings V may be deemed to beneficially own and share the power to vote and dispose of the 5,517,544 shares held directly by the Fund V ADE Sister Funds by virtue of V GP being the general partner of the Fund V (ADE) Sister Funds, which such shares in the aggregate represent 6.20% of the Common Stock outstanding.

Each of FIG, FOE I, FIG Corp. and Fortress may be deemed to beneficially own and share the power to vote and dispose of the 8,781,822 shares of Common Stock held directly by the Fortress V Sister Funds, of which 5,517,544 shares are held directly by the Fund V ADE Sister Funds and 3,264,278 shares are held directly by the Fund V (BCF) Sister Funds, by virtue of FIG being the investment advisor of the Fortress V Sister Funds and the 21,195 shares of Common Stock held directly by FIG, which such shares of Common Stock in the aggregate represent 9.89% of the Common Stock outstanding.

Mr. Edens may be deemed to beneficially own and share the power to vote and dispose of the 8,781,822 shares of Common Stock directly held directly by the Fortress V Sister Funds and the 21,195 Shares of Common Stock held directly by FIG by virtue of his indirect interest in FIG, which such shares of Common Stock in the aggregate represent 9.89% of the Common Stock outstanding. Mr. Edens disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein by virtue of his indirect interest in FIG.

The second paragraph under the heading “Explanatory Note” of this Amendment No. 1 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

On October 31, 2013 the Holder received a consent from Penn (the “Consent”) to transfer shares of Common Stock in connection with the Transfer to the Fortress V Sister Funds, absent the tandem shares of Penn stock. The foregoing description of the Consent is qualified in its entirety by the terms of the Consent, a copy of which is attached hereto as Exhibit 99.2.

The second paragraph under the heading “Explanatory Note” of this Amendment No. 1 is incorporated herein by reference.

In accordance with the terms of the Exchange Agreement, the Fortress V Sister Funds and Penn entered into an adoption agreement, dated December 23, 2013 (the “Adoption Agreement”), pursuant to which the Fortress V Sister Funds agreed to become bound by the terms, obligations, conditions and other provisions of the Exchange Agreement. The foregoing description of the Adoption Agreement is qualified in its entirety by the terms of the Adoption Agreement, a copy of which is attached hereto as Exhibit 99.3.

On December 23, 2013, the Holder, the Issuer and the Fortress V Sister Funds entered into an Assignment and Assumption Agreement (the “IRA Assignment and Assumption Agreement”), pursuant to which the Investor Rights Agreement was assigned to the Fortress V Sister Funds. The foregoing description of the IRA Assignment and Assumption Agreement is qualified in its entirety by the terms of the IRA Assignment and Assumption Agreement, a copy of which is attached hereto as Exhibit 99.4.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 99.1 – Contribution Agreement, dated December 23, 2013

2.	Exhibit 99.2 – Consent, dated as of October 31, 2013

3.	Exhibit 99.3 – Adoption Agreement, dated December 23, 2013

4.	Exhibit 99.4 – IRA Assignment Agreement, dated as of December 23, 2013

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013	FIG LLC

	By:	/s/ David Brooks
	Name:	David Brooks
	Title:	Secretary

Dated: December 23, 2013	FORTRESS FUND V GP L.P.

	By:	Fortress Fund V GP Holdings Ltd., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 23, 2013	FORTRESS FUND V GP HOLDINGS LTD.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 23, 2013	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 23, 2013	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 23, 2013	FORTRESSS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: December 23, 2013		/s/ Wesley R. Edens
Wesley R. Edens

ANNEX A

Directors and Officers of Fortress Investment Group LLC, FIG LLC, FIG Corp. and Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger Jr.	Principal and Co-Chairman of the Board of Directors
Michael E. Novogratz	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Fund V GP L.P. and Fortress Fund V GP Holdings Ltd.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation:
Wesley R. Edens	Chief Executive Officer and Director
Randal A. Nardone	Chief Operating Officer and Director
David N. Brooks	Secretary
John Morrissey	Chief Financial Officer
Daniel Bass	Authorized Signatory
Cameron MacDougall	Assistant Secretary